SAPENO INC.
NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 2016

1. ORGANIZATION AND NATURE OF BUSINESS

Sapeno Inc. (the "Company" or "Sapeno") is a broker-dealer registered under Section 15(b) of the Securities Exchange Act of 1934. The Company is currently a member of the Financial Industry Regulatory Authority (FINRA), the securities industry's non-governmental regulatory organization, formed by consolidation of the regulatory operations of NASD and NYSE. It had been a member of the National Association of Securities Dealers (NASD) since June 5, 2003. The Company was incorporated on July 12, 2002 in the State of New York and has its principal business location in London, England. It is a wholly owned subsidiary of Sapeno Partners LLP ("SP") which is based in London, United Kingdom.

The Company does not carry securities accounts for customers, nor does it perform custodial functions relating to customer securities.

Recent Issued Accounting Pronouncements
The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks, Uncertainties and Certain Concentration of Credit Risks and Economic Dependency
The Company is dependent on the continued financial support by SP, its parent company. The Company's expenses are limited to recurring administrative costs such as audit fees, accounting fees and FINRA related costs. Management prepares annual budgets and monitors these costs against the budget.

Revenue Recognition
The Company receives consulting fees for introduction to US Investors. Revenue is recognized and billed when services are performed.

The Company receives fees from representatives to offset registration and administrative expenses. These fees are recognized as miscellaneous income.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable

Accounts receivable is recorded at the amount the company expects to collect on balances outstanding at year-end. The members closely monitor outstanding balances and write off, as of year-end, all balances over a year old that have not been collected by the time the financial statements are issued.

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with FASB ASC 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance to the extent that the recoverability of the asset is unlikely to be recognized.

The principal components of the deferred tax assets relate to net operating loss carryovers. As of November 30, 2016, the Company had net operating loss carryovers approximating $2,072,000 for Federal and state purposes. The net operating loss carryovers expire at various dates through 2036, and because of the uncertainty in the Company's ability to utilize the net operating loss carryovers, a full valuation allowance of approximately $829,000 has been provided on the deferred tax asset at November 30, 2016. The increase in the valuation allowance in the year ended November 30, 2016 was $1,000. Internal Revenue Code Section 382 imposes limitations on the use of net operating loss carryovers when the stock ownership of one or more 5% shareholders (shareholders owning 5% or more of the Company's outstanding capital stock) has increased by more than 50 percentage points.

The Company follows ASC 740 rules governing uncertain tax positions, which provides guidance for recognition and measurement. This prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognition, classification and disclosure of these uncertain tax positions.

Interest costs and penalties related to income taxes are classified as interest expense and general and administrative costs, respectively, in the Company's financial statements. For the year ended November 30, 2016, the Company did not recognize any interest or penalty expense related to income taxes. The Company is currently subject to a three year statute of limitations by major tax jurisdictions and remains subject to examination for the year ended November 30, 2013 to November 30, 2016. The Company files income tax returns in the U.S. federal jurisdiction, New York State and New York City.

Accounting basis

The Company uses the accrual basis of accounting for financial statements and income tax reporting. Accordingly revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Values of Financial Instruments
Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments:

The carrying amount of cash, accounts receivable, prepaid and other current assets, accounts payable and accrued expenses, and accounts payable to related parties, approximate fair value because of the short maturity of those instruments.

3. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At November 30, 2016, the Company had net capital of $8,938 which was $3,938 in excess of the FINRA minimum net capital requirement of $5,000. The Company's overseas parent, SP, has committed to contribute additional capital or to make subordinated loans to be treated as capital on an as needed basis. Such contributions will be made as necessary for the Company to continue to maintain its required minimum capital.

4. SHAREHOLDER'S CONTRIBUTED CAPITAL

At the time of its incorporation in New York, the Company was authorized to issue 200 shares of its no par value common stock. In 2002, the Company issued 100 shares of its no par value common stock for $5,000. The Company has received shareholder contributions of additional paid-in capital aggregating $2,372,959 from inception (July 12, 2002) through November 30, 2016.

5. COMMITMENTS AND CONTINGENCIES

Litigation
The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently, the Company is not involved in any legal proceedings which are not in the ordinary course of business.

6. RELATED PARTY TRANSACTIONS

Pursuant to a Management Services Agreement, the Company receives administration services from its parent company, SP. For the year ended November 30, 2016, SP charged the Company $2,000.

7. ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

8. SUBSQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, November 30, 2016, and January 10, 2017, when the financial statements were issued